EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

July __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

NATIONAL FUEL GAS COMPANY, ET AL.   (70-[___])
--------------------------------

     Notice of Proposed External and Intrasystem Financing Program and Other Related Transactions.

     National Fuel Gas Company ("National"), a registered holding company whose principal executive offices are at 6363 Main Street, Williamsville, New York 14221, and its direct and indirect subsidiaries have filed an application-declaration under Sections 6, 7, 9, 10, 12 and 13 of the Act and Rules 26, 42, 43, 45, 46, 53, 54 and 87-90 thereunder.

     National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation ("Distribution"), which distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania.

     National's direct non-utility subsidiaries, all of which are wholly-owned, and the principal business or businesses of each such subsidiary, are as follows:

--------------------------------------------------------------------------------------------
           SUBSIDIARY                                 PRINCIPAL BUSINESS
--------------------------------------------------------------------------------------------
National Fuel Gas Supply Corporation      Transportation and storage of natural gas
--------------------------------------------------------------------------------------------
Seneca Resources Corporation              Engages, directly and through subsidiaries and
                                          partnerships in which it is an investor, in
                                          natural gas and oil exploration and production
                                          in the United States and Canada
--------------------------------------------------------------------------------------------
Horizon Energy Development, Inc.          Engages, directly and through subsidiaries, in
                                          development and ownership of exempt foreign
                                          utility companies and domestic and foreign
                                          electric generation projects
--------------------------------------------------------------------------------------------
Highland Forest Resources, Inc.           Together with the Northeast Division of Seneca
                                          Resources Corporation, engages in marketing of
                                          timber hardwood from New York and Pennsylvania
                                          property holdings, and operation of saw mills;
                                          and, through Empire State Pipeline, a joint
                                          venture between two wholly-owned subsidiaries,
                                          owns and operates a 157-mile natural gas pipeline
--------------------------------------------------------------------------------------------
Leidy Hub, Inc.                           Provides natural gas hub services to customers
--------------------------------------------------------------------------------------------
National Fuel Resources, Inc.             Marketing and brokerage of natural gas and
                                          provision of energy management services
--------------------------------------------------------------------------------------------
Horizon LFG, Inc.                         Engages, through subsidiaries, in the purchase,
                                          sale and transportation of landfill gas
--------------------------------------------------------------------------------------------
Data-Track Account Services, Inc.         Provides collection services, primarily for
                                          associate companies
--------------------------------------------------------------------------------------------
Horizon Power, Inc.                       Exempt wholesale generator
--------------------------------------------------------------------------------------------

     The non-utility companies listed in the table above, and the wholly- or partly-owned direct and indirect subsidiaries of such companies, are referred to herein as the "Non-Utility Subsidiaries." The term Non-Utility Subsidiary also includes any other non-utility company in which National hereafter acquires an interest, directly or indirectly, pursuant to any available exemption (such as Rule 58) or pursuant to the terms of any order issued by Commission. Distribution and the Non-Utility Subsidiaries are collectively referred to as the "Subsidiaries." National and the Subsidiaries are collectively referred to as the "Applicants" or "System."

     By order dated November 12, 2002 (the "Current Order"),/1/ National and the Subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions through December 31, 2005. Specifically, the Commission authorized: (i) National to increase equity and long-term debt capitalization in an aggregate amount of up to an additional $1.5 billion, excluding any common stock issued under National's shareholder rights

-------------
(1) National Fuel Gas Company, et al., Holding Co. Act Release No. 27600, File No. 70-10074.


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


plan,/2/ and to utilize the proceeds thereof to make investments in its Subsidiaries, and for other corporate purposes; (ii) National to issue and sell from time to time up to $750 million principal amount of unsecured short-term debt securities having maturities of less than one year in the form of commercial paper and borrowings under credit facilities; (iii) National, and to the extent not exempt under Rule 52, the Subsidiaries to enter into interest rate hedges with respect to outstanding indebtedness and to enter into certain anticipatory interest rate hedging transactions; (iv) National to guarantee securities of its Subsidiaries and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable such Subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time; (v) National to continue to administer the National System Money Pool ("Money Pool"), to invest surplus funds and proceeds of external short-term borrowings in the Money Pool, and, to the extent not exempt under Rule 52, the Subsidiaries to invest surplus funds in and to make borrowings from National and from each other through the Money Pool, subject to certain limitations; (vi) National and Non-Utility Subsidiaries to organize and acquire the securities of one or more entities (each a "Financing Subsidiary") formed for the purpose of effecting financing transactions for National and its Subsidiaries and, to the extent not exempt under Rules 45(b) and 52, to guarantee the obligations of such Financing Subsidiaries; (vii) National and the Subsidiaries to change the terms of any majority-owned Non-Utility Subsidiary's authorized capitalization; and (viii) National to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries.

     By order dated December 31, 2001 (the "Horizon Order"),/3/ National and its wholly-owned non-utility subsidiary, Horizon Energy Development, Inc. ("Horizon"), are authorized to organize and acquire the securities of one or more intermediate subsidiaries formed exclusively for the purpose of acquiring, financing, and holding securities of other exempt and non-exempt Non-Utility Subsidiaries, to make loans to less than wholly-owned Non-Utility Subsidiaries, and to reorganize and change the capitalization of Horizon or other Non-Utility Subsidiaries. In addition, Horizon and other Non-Utility Subsidiaries are authorized to engage in preliminary development activities relating to potential new investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), to provide services and sell goods to other subsidiary companies of Horizon at prices determined without regard to cost, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Horizon, to provide energy project consulting services outside the United States, and to pay dividends out of capital and unearned surplus and redeem or repurchase securities of such companies held by associate companies.

     The Applicants are now requesting approval for a program of external financing, credit support arrangements, intra-system financing, and other related proposals for the period commencing January 1, 2006 and ending December 31, 2008 (the "Authorization Period").

-------------
(2)  See National Fuel Gas Company, Holding Co. Act Release No. 26532 (June 12,
     1996).
(3)  National Fuel Gas Company, et al. (Holding Co. Act Release No. 27487).

External Financing Transactions:
-------------------------------

     1. Parameters Applicable to External Financing Transactions. The following general terms will be applicable where appropriate to the proposed external financing activities of National (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):

          (a) Effective Cost of Money. The effective cost of capital in respect of Stock Purchase Contracts, Stock Purchase Units, Long-term Debt, Preferred Stock, Preferred Securities and Short-term Debt (as such securities are described below) will be based on competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on any series of Stock Purchase Contracts or Stock Purchase Units exceed at the time of issuance 700 basis points over the yield to maturity of comparable-term U.S. Treasury securities; (ii) on any series of Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of up to one year; (iii) on any series of Preferred Stock or Preferred Securities exceed at the time of issuance 600 basis points over the yield to maturity of comparable-term U.S. Treasury securities; and (iv) on Short-term Debt exceed at the time of issuance, (A) in the case of commercial paper or any other short-term borrowing that is not tied to a reference rate, 300 basis points over LIBOR, and (B) in the case of any short-term borrowing that is tied to a reference rate, either (1) 300 basis points over LIBOR, (2) 50 basis points over the prime rate, as announced from time to time by JPMorgan Chase Bank, or any successor thereto, or (3) 100 basis points over the Federal Funds Rate, whichever reference rate is applicable.

          (b) Maturity. The maturity of Long-term Debt will be between one year and 50 years after the issuance thereof. Preferred Securities, Stock Purchase Contracts and Stock Purchase Units will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock.

          (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with any non-competitive issuance, sale or distribution of securities pursuant to the authorization requested in the application-declaration will not exceed 6% of the principal or total amount of the securities being issued. The terms of intercompany loans by National to its Subsidiaries will be designed to parallel the effective cost of National's Long-term Debt or Short-term Debt, as applicable, and therefore, will reflect an equitable allocation of placement fees, commitment fees, underwriting or selling fees and commissions and discounts, if any, as well as any associated rating agency fees paid or incurred by National in connection with the issuance of Long-term Debt or Short-term Debt.

          (d) Common Equity Ratio. At all times during the Authorization Period, National will maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission and as adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common stock equity, preferred stock equity, long-term debt and short-term debt), and will also maintain common equity of Distribution, as a percentage of total capitalization, at 30% or higher; provided that National will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, including new investors, officers, employees and non-employee directors) to the extent authorized herein.

          (e) Investment Grade Ratings. Except for securities issued to fund intrasystem financings, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this application-declaration, unless (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding securities of National that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Stock. National further requests that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this application-declaration at any time that the conditions set forth in clauses (i) and (ii) above are not satisfied.

          (f) Use of Proceeds. National will utilize the proceeds of the financings authorized by the Commission pursuant to this Application-declaration, together with other available funds, (i) to make investments in Subsidiaries in order to finance capital expenditures by such Subsidiaries, (ii) to fund short-term loans to certain Subsidiaries either directly or through the Money Pool, (iii) to finance future investments in EWGs and FUCOs, subject to the limitations of Rule 53, and "energy-related" and "gas-related" companies ("Rule 58 Companies"), subject to the limitations of Rule 58, (iv) to acquire, retire or redeem securities issued by National or any Financing Subsidiary, and (v) for working capital and other general corporate purposes of National and its Subsidiaries. Distribution proposes to utilize the proceeds of authorized Money Pool borrowings to temporarily fund capital projects, to finance inventories, and for other general corporate purposes. National represents that no financing proceeds will be used to acquire the equity securities of any new company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding, or is made in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58.

     2. Description of Long-term Securities to be Issued by National. National requests authority to increase its equity and long-term debt capitalization during the Authorization Period in an aggregate amount of up to an additional $1.5 billion through the issuance and sale from time to time of any combination of Common Stock, Preferred Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units, excluding any shares of Common Stock that may be issued under National's shareholder rights plan, and in addition to any issuances of Common Stock pursuant to stock based plans, as described in subsection 5 below. Such securities would be issued and sold directly to the public in one or more offerings registered under the Securities Act of 1933, as amended (the "1933 Act") either (i) through underwriters selected by negotiation or competitive bidding or (ii) through a selling agent acting either as agent or as principal for resale to the public either directly or through dealers, or to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          (a) Common Stock. National may issue and sell additional shares of its authorized common stock, par value $1.00 per share ("Common Stock"), and/or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting or purchase agreements of a type generally standard in the industry. National also requests authority to issue Common Stock and/or purchase shares of its Common Stock in the open market for purposes of reissuing such shares, and/or options, warrants or other stock purchase rights exercisable for Common Stock, in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58).

          (b) Preferred Stock and Preferred Securities. National also proposes to issue and sell shares of its authorized preferred stock, par value $1.00 per share ("Preferred Stock") and/or other types of unsecured preferred securities issued directly or indirectly through a Financing Subsidiary ("Preferred Securities"), in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National's board of directors or a committee thereof. Dividends or distributions on any series of Preferred Stock or Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Stock and Preferred Securities may be convertible or exchangeable into shares of Common Stock or unsecured indebtedness. Preferred Stock and Preferred Securities may be issued in public or private negotiated transactions, as described above, or in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58).

          (c) Long-term Debt. National, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time additional long-term indebtedness ("Long-term Debt") in one or more public or private negotiated transactions, as described above. Long-term Debt (a) will be unsecured, (b) may be senior or subordinated, (c) may be convertible into any other authorized securities of National, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, and (h) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions, and tender or repurchase or conversion features, if any, with respect to any Long-term Debt, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          (d) Stock Purchase Contracts and Stock Purchase Units. National, directly or through a Financing Subsidiary, may also issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), which would obligate the holders thereof to purchase from National and National to sell to the holders, a specified number of shares or aggregate offering price of Common Stock at a future date (typically between three and five years). The consideration per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Long-term Debt and/or Preferred Securities and/or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require National to make periodic payments to the holders of some or all of the Stock Purchase Units, or vice versa, and such payments may be unsecured or prefunded on some basis.

     3. Short-term Debt of National. National requests authorization to issue and reissue from time to time during the Authorization Period, up to $750 million at any time outstanding of Short-term Debt in the form of unsecured promissory notes evidencing borrowings under its credit facilities, commercial paper notes, and other forms of unsecured short-term financing generally available to borrowers with investment grade credit ratings. Commercial paper may be sold by National, from time to time, in established domestic or foreign commercial paper markets directly or through dealers and placement agents at prevailing discount rates, or at prevailing coupon rates, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers and placement agents acquiring commercial paper from National will re-offer such paper at a discount to corporate and institutional investors and, in foreign commercial paper markets, also to individual investors. Such corporate and institutional investors may include, among others, commercial banks, insurance companies, pension funds, investment trusts, mutual funds, foundations, colleges and universities, finance companies and nonfinancial corporations.

     As required, National proposes to maintain back-up bank lines of credit for 100% of the outstanding amount of commercial paper in order to obtain an investment grade rating by the credit rating agencies. In addition, National may also establish credit facilities with various banks and/or other financial institutions and to issue and sell, from time to time, short-term notes. Such notes would bear interest at rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms as contemplated in this application-declaration. National may also engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing may include, without limitation, bank borrowings under uncommitted lines and issuance of bid notes to individual banks.

     4. Stock Based Plans. National requests authorization to issue Common Stock and/or purchase shares of its Common Stock in the open market with its own funds (either currently or under forward contracts) for purposes of reissuing such shares under plans ("Stock Plans") that allow shareholders, customers, officers, employees, nonemployee directors and new investors to acquire shares of Common Stock. National proposes to issue shares of its Common Stock, as well as stock options, restricted stock awards, performance units, performance shares, and other Common Stock-based awards in any aggregate amount of up to 22 million shares (as such number may hereafter be adjusted to reflect any stock split) in order to satisfy its obligations under the Stock Plans, including the issuance of shares of Common Stock upon exercise of options that have previously been issued. In connection with the adoption of any new Stock Plan or any extension of or amendment to an existing Stock Plan, National also requests authorization to solicit any required shareholder approvals. National requests that the Commission reserve jurisdiction over any solicitation of shareholder approval for the adoption of any new Stock Plan or any extension or amendment to an existing Stock Plan pending completion of the record.

Other Related Transactions:
---------------------------

     5. Financing Subsidiaries. National requests authorization to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries, which would be organized specifically for the purpose of facilitating the issuance of Long-term Debt and Preferred Securities. Non-Utility Subsidiaries also propose to organize and acquire the equity securities of Financing Subsidiaries in order to facilitate financing of their operations.

     National also proposes, if required, to guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. The amount of any securities issued by a Financing Subsidiary of National would be counted against the limitation on the amounts of similar types of securities that National is authorized to issue directly. To avoid double counting, however, any such credit support provided by National would not also be counted against the limitation on Guarantees, as set forth in subsection 8 below.

     National and, to the extent not exempt under Rule 52, the Non-Utility Subsidiaries also request authorization to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments or preferred securities (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes from its parent. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate. National and the Non-Utility Subsidiaries also request authorization under Section 13(b) of the Act and Rules 87 and 90 to provide services to any Financing Subsidiary at a fee not to exceed a market price for such services.

     6. Loans to Less than Wholly-owned Non-Utility Subsidiaries. National and the Non-Utility Subsidiaries request authorization to make loans to any other Non-Utility Subsidiary that is leas than wholly-owned, directly or indirectly, at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital. It is stated, however, that no such loan will be made to a less than wholly-owned Non-Utility Subsidiary if such entity sells any services or goods to Distribution or to any other Non-Utility Subsidiary which, in turn, sells goods or services to Distribution, unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described in subsection 12 below.

     7. Continuation of Money Pool Arrangements. Under the Current Order, Distribution, National Fuel Gas Supply Corporation, Seneca Resources Corporation, Highland Forest Resources, Inc., Leidy Hub, Inc., Horizon, Data-Track Account Services, Inc., National Fuel Resources, Inc., and Horizon LFG, Inc. (f/k/a Upstate Energy Inc.) are authorized to participate in the Money Pool as both borrowers and lenders. Horizon Power, Inc. ("Power") is authorized to invest surplus funds in the Money Pool, and to withdraw those funds when needed, but may not borrow through the Money Pool. Likewise, National is authorized to lend funds through the Money Pool, but may not borrow funds through the Money Pool. The Applicants request authorization to add Empire State Pipeline (and any successor entity) as a Money Pool participant. The Applicants named above will continue to participate in, and, with the exception of National and Power, incur short-term borrowings through, the Money Pool, on the same terms as approved under the Current Order. Distribution requests authorization to make borrowings through the Money Pool in an amount not to exceed $500 million at any time outstanding.

     8. Guarantees. National requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $2 billion outstanding at any time, excluding any forms of credit support that are exempt under Rule 45(b), provided that any Guarantee outstanding on December 31, 2008 shall terminate or expire in accordance with its terms, and provided further that the amount of any Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. To avoid double counting, Guarantees of the obligations of any Financing Subsidiary, as described in subsection 4 above, will not count against this limitation.

     Non-Utility Subsidiaries also request authorization to issue Guarantees with respect to obligations of other Non-Utility Subsidiaries, to the extent such Guarantees are not otherwise exempt under Rule 45(b), in an aggregate amount at any time outstanding which, when added to outstanding Guarantees issued by National, do not exceed $2 billion.

     National and Non-Utility Subsidiaries request authorization to charge each Subsidiary a fee for providing a Guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding.

     9. Interest Rate Derivatives. National and, to the extent not exempt under Rule 52, any Subsidiary request authorization to utilize interest rate derivatives to manage interest rate costs associated with outstanding indebtedness ("Interest Rate Hedges") and to lock-in current interest rates and/or manage interest rate risk exposure with respect to anticipated debt issuances ("Anticipatory Hedges").

     Interest Rate Hedges (other than exchange-traded Interest Rate Hedges) would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Moody's, are equal to or greater than "Baa," or an equivalent rating from S&P or Fitch. The Applicants state that they would use Interest Rate Hedges as a means of prudently managing the risk associated with any outstanding debt by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, or (iii) limiting the impact of changes in interest rates resulting from variable rate debt. The transactions would be for fixed periods and stated notional amounts, which in no case would exceed the principal amount of the underlying debt instrument. Thus, the Applicants state that they will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     Anticipatory Hedges (other than exchange-traded Anticipatory Hedges) would also only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through
(i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"),
(iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     10. Changes in Capital Structure of Majority-Owned Subsidiaries. The Applicants request authorization to change the terms of any majority-owned Subsidiary's authorized capitalization by an amount deemed appropriate by National or other parent company, provided that the consent of all other shareholders of such Subsidiary has been obtained for such change. Any such action by Distribution would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the states in which Distribution is incorporated and doing business. National states that it will comply with all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary.

     11. Intermediate Subsidiaries and Subsequent Reorganizations. National requests authorization to acquire, directly or indirectly, the securities of one or more subsidiaries ("Intermediate Subsidiaries") that are organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWGs or FUCOs, Rule 58 Companies, "exempt telecommunications companies" under Section 34 or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in certain preliminary development activities and administrative activities relating to such Non-Utility Subsidiaries. National requests authorization to expend directly or through Intermediate Subsidiaries or other


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Non-Utility Subsidiaries up to $100 million in the aggregate outstanding at any time during the Authorization Period on preliminary development activities.

     In addition, to the extent that such transactions are not otherwise exempt under the Act or Rules thereunder, National requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities or assets being sold.

     12. Exemption from At-Cost Pricing. Non-Utility Subsidiaries request authorization to provide services and sell goods at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the at-cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the company receiving such goods or services is:

     (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) An EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not Distribution;

     (iii)A "qualifying facility" within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) A domestic EWG or "qualifying facility" that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Distribution; or

     (v) A Rule 58 Company or any other Non-Utility Subsidiary that (a) is partially-owned, directly or indirectly, by National, provided that the ultimate purchaser of such goods or services is not Distribution (or any other entity within the National system whose activities and operations are primarily related to the provision of goods and services to Distribution), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.


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     13.  Energy Project Services. Non-Utility Subsidiaries (including but not limited to Horizon and its subsidiaries) request authority to provide engineering, operating, maintenance, consulting and other technical support services ("Consulting Services") to unaffiliated third parties (including foreign governmental bodies) with respect to energy projects located both within and outside of the United States. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other services.

     14. Payments Out of Capital and Unearned Surplus. Non-Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem securities that any Non-Utility Subsidiary has issued to any associate company, to the extent permitted under applicable corporate law and the terms of any applicable credit or security agreements, provided that a Non-Utility Subsidiary will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

     National states that the fees, commissions and expenses incurred or to be incurred in connection with preparing and filing the application/declaration are estimated at $30,000. National further states that the New York Public Service Commission and Pennsylvania Public Utilities Commission have jurisdiction over and have approved Distribution's utilization of Interest Rate Hedges and Anticipatory Hedges, and that no other state commission and no federal commission, other than this Commission, has jurisdiction over any of the other proposed transactions.


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